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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

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                                  SCHEDULE 13G
                    Under the Securities Exchange Act of 1934



                            ERGO SCIENCE CORPORATION
                                (Name of Issuer)



                          Common Stock, $0.01 par value
                         (Title of Class of Securities)



                                   29481Q-10-9
                                 (CUSIP Number)

                                 August 1, 2003
             (Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ]  Rule 13d-1(b)

[ ]  Rule 13d-1(c)

[X]  Rule 13d-1(d)

         * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

         The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP NO.  29481Q-10-9

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1.  Names of Reporting Persons.         William T. Comfort, III
    I.R.S. Identification Nos. of above persons (entities only).  Not Applicable

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2.  Check the Appropriate Box if a Member of a Group (See Instructions)  (a) [ ]

                                                                         (b) [ ]
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3.  SEC Use Only
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4.  Citizenship or Place of Organization        United States
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Number of              5.  Sole Voting Power             352,267
Shares Bene-       -------------------------------------------------------------
ficially owned         6.  Shared Voting Power                 0
by Each            -------------------------------------------------------------
Reporting              7.  Sole Dispositive Power        352,267
Person With:       -------------------------------------------------------------
                       8.  Shared Dispositive Power            0
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9.  Aggregate Amount Beneficially Owned by Each Reporting Person        352,267

10. Check if the Aggregate Amount in Row (11) Excludes Certain Shares        [ ]

11. Percent of Class Represented by Amount in Row (9)(1)      6.1%

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12.  Type of Reporting Person                   IN
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(1)      Based on 5,813,856 shares of Common Stock outstanding as of October 27,
         2003, as reported in the Company's Proxy Statement dated November 5, 2003.

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Item 1(a).        Name of Issuer.

                  Ergo Science Corporation

Item 1(b).        Address of Issuer's Principal Executive Offices.

                  790 Turnpike Street
                  North Andover, Massachusetts  01845

Item 2(a).        Names of Person Filing.

                  William T. Comfort, III

Item 2(b).        Address or Principal Business Office or, if none, Residence.

                  4th Floor, Liscartan House
                  127 Sloane Street, London SW1X 9AX

Item 2(c).        Citizenship.

                  William T. Comfort, III is a citizen of the United States.

Item 2(d).        Title of Class of Securities.

                  Common Stock, par value $0.01 per share

Item 2(e).        CUSIP Number.

                  29481Q-10-9

Item 3. If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

                  Not Applicable.

Item 4.           Ownership.

                  William T. Comfort, III may be deemed to beneficially own 352,267 shares of Common Stock, representing approximately 6.1% of the total outstanding shares of Common Stock. Mr. Comfort has sole voting and dispositive power with respect to all such shares.

Item 5.           Ownership of Five Percent or Less of a Class.

                  Not Applicable.

Item 6.           Ownership of More than Five Percent on Behalf of Another
                  Person.

                  Not Applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

                  Not Applicable.

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Item 8.           Identification and Classification of Members of the Group.

                  Not Applicable.

Item 9.           Notice of Dissolution of Group.

                  Not Applicable.

Item 10.          Certifications.

                  Not Applicable.

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                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.



Dated:  February 10, 2004                    /s/ WILLIAM T. COMFORT, III
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                                             William T. Comfort, III


                        [Signature Page - Schedule 13G]